INVEST IN **GOGOIPO INC.**

We're the startup factory of the future giving investors early access to IPOs and the next big thing


GoGoIPO

gogoipo.com Chino Hills, CA

Highlights

1. Raising $124K at a $10M valuation — investors could collectively own 1.24% of GoGo IPO.
2. Accessible to all investors — join with as little as $100 and scale up as much as you choose.
3. Dual strategy for growth — stable financial products form our base, while new startups drive upside.
4. Backed by proven assets — Gold, dividend stocks, bonds, and annuities provide income and stability.
5. "Smart growth potential-historical data shows steady long-term returns."(Returns are not guaranteed)

6 Upside for shareholders — as GoGo IPO startups grow, value flows back to the parent company.

7 Startup factory model we create, fund, and scale new companies positioned for IPOs or acquisitions.

8 Pipeline of in-house startups being developed and positioned for growth.

Featured Investor



Agnes Mok
Syndicate Lead   Follow   Invested $30,000 ⓘ

I really love investing with GoGoIPO. They really make it easy for me to invest in the startups. In the past it was hard to do this kind of investing. I thought it was only for the rich, but now I have discovered through Wefuder the process is very easy.

"Hi, my name is Agnes. I chose to invest $30,000 in Arthur's startup, GoGoIPO, Inc., because I believe in his vision for the future. When Arthur explained the huge potential of the company and how he plans to build it, I was really impressed. He asked me to become the Lead Investor, and I was proud to step into that role. I'm excited about what's ahead for GoGoIPO, and I'd like to encourage others to invest alongside me. Yours Truly,Agnes Mok"

Team



Arthur Derran Dresch FOUNDER & CEO

Arthur Derran Dresch, a veteran in finance and business with over 20 years of experience, founded GoGo IPO to democratize access to IPO opportunities—empowering everyday investors to participate in ventures traditionally reserved for Wall Street.

gogoipo.com in



Anna Chan Planned Future CFO

Anna Chan is a dynamic leader with expertise in marketing, finance, and treasury management. Known for her sharp



finance, and treasury management. Known for her sharp insight and strong team leadership, she drives growth and stability, making her an indispensable force behind the company's future success.



Logan Duquette Planned Future CTO

Logan Duquette holds a degree in IT, specializing in cybersecurity, and brings CTO-level insight. His mastery of technology, security, and innovation makes him a key driver for the future of the company's digital growth and long-term success.

More About Arthur Dresch & GoGoIPO, Inc.

Hi, my name is Arthur Derran Dresch. I am a seasoned entrepreneur and financial strategist with over two decades of success in real estate, finance, and business development. As Founder & CEO of GoGo IPO, I've engineered a platform built on structure, discipline, and a solid financial foundation — not hype.

At GoGo IPO, we utilize secure, high-yield financial products such as fixed annuities, dividend-paying instruments, and other stable yield-based assets that generate consistent returns while protecting capital. This creates a long-term financial engine that strengthens GoGo IPO as we scale — allowing us to grow aggressively while staying financially grounded.

While our financial base continues compounding, we are already building our first major subsidiary — a multi-family residential development division that will construct brand-new rental properties in strategic, high-demand markets. These are real assets that back real growth.

Our long-term roadmap is structured and systematic. After this current raise, GoGo IPO plans to complete four additional Regulation Crowdfunding raises on WeFunder — each one increasing enterprise value, asset backing, investor base, marketing velocity, and market presence. Once these stages are completed, we will transition into a Reg A+ — opening the door for early investors to have the opportunity to exit if they choose, or stay long-term and continue riding the exponential growth curve.

Under my leadership, GoGo IPO operates as a modern startup factory — bridging Main Street access with Wall Street structure — giving everyday investors access to secure, yield-backed opportunities combined with the growth potential of early-stage innovation.

GoGo IPO is not one startup taking one shot. It is a scalable umbrella platform designed to launch many companies — backed by engineered financial architecture — redefining how everyday people participate in real wealth building.

"Arthur Dresch is turning investors into GoGo IPO shareholders by building a startup factory, with financial products as the foundation and launchpad."



Now it's time to lock in investing.

✅ Investor Snapshot

- **Raise Goal:** $124,000 (first round)

- **Minimum Investment:** $100

- **Shares Authorized:** 500,000,000 (10,000,000 issued at $1 per share, reflecting a $10M valuation)

- **Investor Pool:** 1,240 people at $100 each (or fewer with larger investments)

❓ Why does GoGoIPO have 500 million authorized shares if the valuation is only $10 million?

Authorized shares are simply the maximum a company can create — like a ceiling for the future. What really matters today are the **issued shares**, which represent the company's actual valuation.

- We authorized 500,000,000 shares for long-term growth and flexibility.

- Currently, 10,000,000 shares are issued at $1 each, giving GoGoIPO a $10,000,000 valuation.

- The remaining shares are held in reserve for future rounds, acquisitions, and employee stock incentives.

This is a standard startup practice: authorize a large pool, but only issue what's needed at the current stage.



When you back GoGo IPO, Inc. campaign, you're investing in your future with a company with the potential to grow

GoGo IPO↗

Future projections are not guaranteed.

🚀 THE VISION

"GoGo IPO is breaking down barriers, giving investors early access to startups with investments starting at $100."

Our Advantage
GoGo IPO isn't just another startup — we build, support, and strengthen early-stage companies, with the long-term goal of positioning them for potential future IPO opportunity.
• Early access for investors
• Built-in structure guided by financial discipline
• Scalable model: Launch → Fund → Scale Potential Future IPO
Launch
Strong Foundations
Fund
Strategic Support
Scale
Growth Guidance
Market Context
Growing interest in alternative investments







Watch Video

💡 **THE INSIGHT**

For decades, banks and institutions have had access to investment strategies like annuities and private equity. These strategies have historically generated annualized returns — but ordinary investors were locked out.

GoGoIPO is opening the door for Main Street investors to access early-stage opportunities once reserved for Wall Street.

GoGo IPO's Market
Main Street investors are locked out of institutional-level returns.
• Trillions managed by Wall Street (~7-20% growth).
• Everyday investors rarely get access.
• GoGo IPO makes it possible with safe, high-yield annuity-backed assets

✅ Our Offering

- **Valuation:** $10,000,000

- **Authorized Shares:** 500,000,000 (10,000,000 issued at $1 per share, reflecting a $10M valuation)

- **Raise Goal:** $124,000 in this first Wefunder round

- **Minimum Investment:** $100

- **Flexible Entry:** You can invest $100, or scale up ($500, $1,000, $10,000+) to increase your ownership stake.

- **Investor Pool:** If 1,240 people each invest $100, the $124,000 target will be met. Larger contributions accelerate funding.



Our Solution

We build and launch startups to IPO

- GoGo IPO creates, funds, and scales companies.
- We give Main Street investors early access to growth.

Forward-looking projections cannot be guaranteed.

📈 Roadmap

- **Year 1:** Launch GoGoIPO platform
- **Year 2:** Expand portfolio, target $20M raise
- **Year 3:** Position first startups for potential IPO or exit opportunities
- **Year 4:** Scale multiple startups & expand investor base
- **Year 5+:** Potentially grow GoGoIPO into a $100M+ platform

Forward-looking projections cannot be guaranteed.



Traction / Vision
Year 1
Launch platform
Year 2
Raise $20M
Year 3
First IPO exit
Year 4:
Scale startups
+ expand base
Year 5+
$100M+ valuation

Forward-looking projections cannot be guaranteed.

🔒 **WHY INVEST**

Accessible entry: Start with just $100 are more.

Diversified exposure: Multiple startups across industries

Upside potential: Early investors may benefit if valuations grow

Experienced founder: Arthur Dresch brings 20+ years of success in real estate, finance, and insurance

Why Invest Now

Why Invest Now

The timing is right:

- Alternative investments continue to gain attention.
- Strong inflows into annuities and income-oriented products.
- GoGo IPO is positioned to participate in emerging opportunities.

TREND Growing interest in

INFLOWS Increased activity

MARKET SHIFT More investors exploring new asset classes

💰 Illustrative Example

Think of GoGoIPO as a startup factory that grows in stages. An early $100 investment has the potential to grow alongside each stage of valuation:

- At **$100M valuation**, that same $100 stake could represent a **10× increase** in value.

- At **$500M valuation**, it could reflect a **50× increase**.

- At **$1B valuation**, it could show a **100× increase**.

- These numbers are purely illustrative and based on valuation math only. They are **not guarantees or projections**, but they highlight the upside potential of getting in early.

Scaling to $25M Valuation

- Prove traction by helping startups launch Mini IPOs under GoGo IPO.

- Generate revenue from fees, equity stakes, and annuity-linked products

- Announce early successes → attract more Wefunder Investors to future raises

Forward-looking projections cannot be guaranteed.

🌎 THE BIG GOAL

GoGoIPO aims to empower thousands of investors to share in the growth of potential IPO-ready companies.

Together, we're building a platform designed to scale toward $100M+ and beyond — bridging the gap between Main Street and Wall Street.



Momentum to $50M Valuation
Expand network to hundreds of retail investors + institutional partners.
Structure larger offerings ($5M–200M raises) through GoGo IPO platform.
Secure partnerships with annuity providers, showing guaranteed backing + stability.
Future $50M
Next $25M
Now $10M

Forward-looking projections cannot be guaranteed.

GoGoIPOs Financial Foundation & Startup Growth

GoGoIPO begins with a diversified base of financial products — including dividend-paying stocks, long-term bonds, and other income-generating instruments — that provide stability, predictable cash flow, and downside protection. This disciplined foundation allows us to operate from a position of strength, ensuring that we can pursue growth opportunities without sacrificing security.

On top of this financial base, GoGo IPO operates as a **startup factory** — creating, funding, and launching new companies under its umbrella. Each startup is structured to grow independently, attract additional outside investment, and, in some cases, pursue an eventual IPO or acquisition.

some cases, pursue an eventual IPO or acquisition.

What makes this model unique is the **umbrella structure**: GoGoIPO retains ownership in every company it creates. As these startups increase in value, GoGoIPO's stake grows with them. In addition, subsidiaries may generate dividends or create liquidity events that flow back to the parent company. This ensures that shareholders in GoGoIPO are not tied to the success of a single business but benefit from the entire portfolio of ventures.

The result is a structure where financial stability fuels innovation, innovation drives growth, and that growth ultimately strengthens the holding company for all investors. In short, GoGoIPO is designed to combine the reliability of a strong financial foundation with the upside potential of a continuously expanding startup ecosystem.

A little about Annuities and why GoGoIPO likes them.

Why Annuities Matter

One of GoGo IPO's advantages is the use of annuity-backed financial strategies. Annuities are designed to protect principal and deliver steady returns, making them a safer foundation compared to more volatile assets. By leveraging these stable instruments, GoGo IPO can reduce downside risk, create predictable cash flow, and reinvest into scaling the platform.



This stability helps us plan for growth and pursue oppotunities that could support a path toward larger valuations—possibly even reaching the $100M milestone in the future.

(This is an illustrative scenario, not a guarantuee of future results.)

💡 How Annuities Can Support Growth

Annuities have long been recognized for their ability to offer predictable interest rates and protection of principal. These characteristics make them useful for organizations that want to approach long-term planning with a focus on discipline rather than speculation. Within GoGoIPO's broader structure, annuities are not intended to serve as a profit engine or guaranteed source of capital. Instead, they are viewed as a conservative financial tool that may be incorporated to help reinforce thoughtful decision-making as the company develops.

GoGoIPO is not built around a single source of revenue or a single financial instrument. The company's objective is to grow through startup development, investment opportunities, and an ecosystem of business activities that can evolve over time. In this context, annuities may serve as one element within a broader, methodical approach. The use of structured financial products may help the company remain deliberate in how it deploys resources, evaluates opportunities, and constructs its long-term roadmap.

This approach aligns with GoGoIPO's philosophy: expanding through innovation while maintaining financial discipline. Rather than pursuing rapid or speculative expansion, the company aims to pair business development with measured planning. Incorporating conservative financial products alongside entrepreneurial initiatives allows GoGoIPO to approach decision-making with greater consistency, focusing on what is sustainable over time rather than solely what is immediate.

There are no guarantees of any specific outcome, and annuities alone are not expected to determine the company's future performance. However, the presence of structured financial products within GoGoIPO's overall framework may help support a more strategic pace of growth. This balance between calculated business expansion and conservative planning tools reflects a long-term mindset, where building responsibly is prioritized as much as pursuing opportunity.



IPO-Scale Narrative to $100M Valuation

- Market GoGo IPO as the bridge between Main Street and Wall Street IPOs.

- Demonstrate pipeline of startups (real estate, fintech, consumer ventures) raising through GoGo IPO

- Hit $10M+ annual revenue → valuation 10x revenue multiple = $100M milestone

Bridge to Wall Street

Startup Pipeline

$10M Revenue   **$10M Revenue**

Forward-looking projections cannot be guaranteed.

Annuities: A Proven Foundation of Stability

One of the ways we support GoGo IPO's income strategy is through the use of annuities—an asset class that has demonstrated steady growth across multiple market cycles. Over the most recent 10 years, annuities delivered an average annual return of **13.25%**, compounding into **$17.3M**. In the best 10-year period, they averaged **20.58%**, building to **$32.5M**. Even in the lowest 10-year stretch, annuities still returned **11.54%**, growing to **$14.9M**.

Future projections are not guaranteed. There is no guarantee of any returns.

This consistency makes annuities one of the safest income-backed instruments available, with built-in safeguards to protect principal. By incorporating annuities into our investment model, we aim to provide our investors with a secure foundation for growth while positioning GoGo IPO to scale toward significantly larger valuations. Annuity Performance Across 3 Historical Scenarios



Annuity Performance Across 3 Historical Scenarios

Most Recent 10 Years	Highest 10-Year Period	Lowest 10-Year Period
Avg. annual return: **13.25%**	Avg. annual return: **20.58%**	Avg. annual return **11.54%**
10-year accumulated value: **$17,3M**	10-year accumulated value: **$32,5M**	10-year accumulated value: **$14,9M**

Key Insight Even in the lowest 10-year period, the annuity still grew significantly while protecting principal. In stronger cycles, growth compounded into 2-3× higher values.

Past performance gives no guarantee for similar performance in the future. There is no guarantee of any returns.

Early Investor Bonus

The **first $100,000 invested** gets a 10% discount
That means **more shares** for early backers!

VIP Early Backer
$100 = 111 shares
(9M Valuation)

Standard Investor
$100 = 100 shares
(10M Valuation)



Invest in GoGo IPO and Own Your Future

Becoming a shareholder with GoGo IPO, Inc. is simple and powerful:

- Start with a minimal contribution.
- Lock in your financial future with annuity-backed growth
- Join us on the journey to scale startups all the way to IPO.

Why just watch Wall Street when you can

be part of it?

Take the journey with us — invest today and grow with GoGo IPO.

Forward-looking projections cannot be guaranteed.

🔎 Note on Fees

Investors should be aware that Wefunder charges a small processing fee (approximately 2–2.5%) at checkout. This fee goes directly to Wefunder, not to GoGoIPO.

⚠️ Disclaimer

This presentation includes forward-looking statements and illustrative examples.

They are **not guarantees of future results**. Actual outcomes may differ significantly.

Investments in startups are speculative, illiquid, and involve risk — including the possible loss of your entire investment.

Please carefully review all risk factors and disclosures provided on Wefunder before investing.

We are 'testing the waters'. Disclaimer

We are 'testing the waters' to gauge investor interest in an offering under Regulation Crowdfunding. No money or other consideration is being solicited. If sent, it will not be accepted. No offer to buy securities will be accepted. No part of the purchase price will be received until a Form C is filed and only through Wefunder's platform. Any indication of interest involves no obligation or commitment of any kind.

👉 *Why reserve now?* Reservations simply show interest. They help us measure demand and give you **priority access** once the official campaign opens on Wefunder.

💡 *Important:* If the campaign does not reach the required $50,000 minimum once launched, **all reservations will be canceled automatically, and no funds will be collected.**

🟩 Investor Safety Note Update Disclaimer

Important:

- Your investment is **processed immediately** and placed in **escrow** with a third-party bank.

- Funds are **not released to GoGo IPO** until we reach the required **$50,000 minimum.**

- If we don't reach that minimum, your investment is **refunded in full.**

- As with all investments, there are risks — please only invest what you can afford to lose.

Investor Q&A

About GoGoIPO

Q1: What is GoGoIPO?

A1: GoGo IPO is a holding company and startup factory. We build startups under our umbrella while maintaining a foundation in income-producing assets like gold, stocks, bonds, dividend stocks, and annuities.

Q2: How do investors benefit from owning GoGo IPO shares?

A2: Shareholders gain exposure to a portfolio of ventures. Success from subsidiaries flows back up to GoGoIPO through equity, potential dividends, and liquidity events.

Q3: Why start with financial products early in the startup?

A3: A stable financial base generates steady income and reduces risk, giving GoGo IPO the strength to fund and scale new ventures without relying solely on outside capital.

Q4: What kinds of startups will GoGo IPO create?

A4: Our first subsidiary focuses on real estate development. Future ventures will expand into financial services and other scalable industries, each structured for growth and potential IPOs.

Q5: How does GoGoIPO make money?

A5: From financial returns on its portfolio, ownership stakes in subsidiaries, dividends, and exit events such as potential future IPOs or acquisitions.

Q6: What is the minimum investment?

A6: Investors can join with as little as $100 through Wefunder.

Q7: What are the risks?

A7: All startup investments are risky, and returns are not guaranteed. GoGo IPO reduces downside risk with its financial foundation but focuses on long-term growth.

Q8: How long will I need to hold my investment?

A8: Shares purchased via Regulation Crowdfunding are not immediately tradable. Expect to hold for several years while GoGoIPO builds value.

Q9: When might investors see returns?

A9: Returns depend on performance. Value may come from IPOs, acquisitions, or dividends, but the strategy is designed for long-term upside. Returns are not guaranteed.

Q10: What are possible exit strategies?

A10:

- GoGo IPO future IPO.

- Subsidiaries going public or being acquired.

- Potential dividends or distributions from cash flow.

Q11: Will GoGo IPO pay dividends?

A11: Early profits will be reinvested into growth. Dividends may be considered later as cash flow grows.

Q12: What makes GoGoIPO different?

A12: Unlike single-company investments, GoGo IPO spreads risk and expands opportunity by giving shareholders exposure to an entire startup pipeline.

About Wefunder (How It Works)

Q13: What is Wefunder?

A13: A regulated platform where anyone can invest as little as $100 in startups, local businesses, or funds like GoGo IPO.

Q14: Who can invest?

A14: Most adults 18+. Accredited investors have no limits; non-accredited investors can invest up to 5–10% of income or net worth per year under Reg CF.

Q15: What is a reservation vs. a live investment?

A15:

- Reservation (Testing the Waters): Non-binding indication of interest before the Form C filing.

- Live Investment: Once the Form C is filed, you confirm, pay, and the funds move into escrow.

Q16: What payment options and fees apply?

A16:

- ACH/Wire: 2% (min $8, max $150).

- Credit card/Apple Pay/Google Pay: 5.5% + $2 (min $10, no max).

- VIP members save 20% on Wefunder fees (card fee not discounted).

Q17: Where do funds go?

A17: All investments are held in a third-party escrow account until the company meets its minimum raise and closes.

Q18: What happens if the raise doesn't hit the minimum?

A18: 100% of funds (including fees) are refunded.

Q19: How liquid are my shares?

A19: Shares are generally illiquid. Within the first year, transfers are very limited (e.g., to family or accredited buyers). After one year, private sales may be possible if the issuer allows.

Q20: What contracts might I see?

A20: SAFEs, convertible notes, preferred/common stock, loans, or revenue shares. GoGo IPO uses equity-based structures.

Q21: How do I see my investments and documents?

A21: In your Wefunder Portfolio, you can track status, contracts, and payments.

Q22: What tax forms might I receive?

A22: K-1s (for SPV/LLC structures) or 1099s (for loans/revenue share payouts). Timing varies by deal. Consult a tax advisor about eligibility for QSBS (Qualified Small Business Stock) tax exemption.

Q23: Can I cancel my investment?

A23: Yes, up to 48 hours before funds transfer to the company. After that, cancellations aren't possible. Refunds are sent back to your original payment method.

Q24: How risky is this?

A24: Very. You could lose your entire investment. Diversification and careful due diligence are key.

Q25: How do I contact Wefunder?

A25: Email support@wefunder.com

"I hope this answers all your questions, and I look forward to welcoming you to what we believe is one of the greatest investment opportunities of our time."

– Thank you, Arthur Dresch





Arthur Derran Dresch - CEO & Founder of GoGoIPO Inc.

Investor Exit Pathways

As a shareholder in GoGoIPO, you have multiple potential ways to benefit from future growth:

1. IPO of GoGoIPO

- If GoGoIPO itself goes public in the future, investors could have the opportunity to sell shares on the open market.

2. IPO or Acquisition of Subsidiaries

- When startups created under GoGoIPO go public or are acquired, the value of GoGoIPO's ownership stake increases, strengthening the parent company's value.

3. Dividends

- Over time, if GoGoIPO generates consistent profits, the board may choose to issue dividends back to shareholders.

4. Secondary Market (Future Possibility)

- If GoGoIPO pursues a Regulation A+ or uplisting, shares may become tradable on secondary markets before a full IPO.

Future projections are not guaranteed.

✅ The Big Advantage

Unlike a traditional single startup, GoGoIPO operates as a **startup factory**. That means investors aren't relying on just one exit — they benefit from a portfolio of opportunities, all flowing back up to strengthen GoGoIPO.



GoGo IPO: Investor Exit Pathways
GoGo IPO
Subsidiaries (Startups)
Exit Events (IPO/Acquisition)
Dividends
Secondary Markets (Future Option)
Value Flows Back to GoGo IPO Investors

Randall Clark Homes, Inc. is a subsidiary of GoGoIPO, Inc., and will be doing a raise very soon.



Investing Thesis – GoGoIPO At GoGoIPO, our investment
strategy is built on diversification, scalability, and accessibility.
Rather than focusing on a single startup, we operate as a startup
factory — a holding company that builds, funds, and scales
multiple subsidiaries across real estate, finance, and emerging
industries. Our thesis is simple: investors gain exposure to a
portfolio of high-growth companies through one investment.
Each subsidiary is strategically chosen to combine stability (real
estate and financial services) with growth potential (technology
and innovative ventures). This balance reduces risk while
maximizing long-term upside. We begin with Regulation
Crowdfunding rounds, where everyday investors can join with
as little as $100. These early investments fuel our first wave of
subsidiaries, while positioning GoGoIPO for larger raises such as
Reg A+. Over time, our goal is to scale to unicorn-level valuation
and prepare for a public listing. The advantage of our model is
that success is not tied to one company. By incubating multiple
ventures under a shared structure, we create compounding
growth opportunities and provide investors with diversified
exposure in a single investment vehicle. Our commitment is to

give investors the same access and potential returns traditionally reserved for venture capital and institutional players. With GoGoIPO, you're not only investing in a company — you're investing in a system designed to launch many.

Future projections are not guaranteed.